UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

Revance Therapeutics, Inc.
(Name of Subject Company)

Revance Therapeutics, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

761330109
(CUSIP Number of Class of Securities)

Mark J. Foley
President and Chief Executive Officer
1222 Demonbreun Street, Suite 2000
Nashville, TN 37203
(615) 724-7755

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Howard Ellin
Demetrius Warrick
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 2 (which we refer to as this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2024, by Revance Therapeutics, Inc., a Delaware corporation (“Revance” or the “Company”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Reba Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Crown Laboratories, Inc., a Delaware corporation (“Crown” and together with Merger Sub, the “Buyer Parties”), to purchase all of the outstanding Shares at an offer price of $3.10 per Share (the “Offer Price”).

The Offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by the Buyer Parties with the SEC on December 12, 2024, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Revance.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings given to them in the Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information to be Furnished.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following information set forth below after the last paragraph of the subsection entitled “Regulatory Approvals” under the heading “Subsequent Events”:

On January 6, 2025, Mr. Russell and Mr. Foley received an e-mail from Valerie Taupin, Chief Executive Officer & Founder of Teoxane submitting an unsolicited acquisition proposal (the “Teoxane Proposal”). The Teoxane Proposal provides for the acquisition by Teoxane of all of the outstanding shares of the Company, other than the shares currently owned by Teoxane, at a price per share of $3.60, in cash. The Teoxane Proposal indicated that Teoxane anticipates financing the transaction with a combination of cash on hand, new minority equity at the Teoxane level and an appropriate amount of debt. The Teoxane Proposal further stated that Teoxane and its lenders will need to conduct due diligence and is prepared to work on an expedited basis.

In response to the Teoxane Proposal, on January 6, 2025, representatives of Crown sent Revance’s Board of Directors a letter (the “Crown Letter”) expressing Crown’s  view of the Teoxane Proposal. The Crown Letter is attached to this Amendment No. 2 as Exhibit 99.1 and is incorporated herein by reference.

On the morning of January 7, 2025, the Revance Board held a meeting to discuss, consider and obtain advice regarding the Teoxane Proposal. During the meeting, members of management and representatives of Skadden and Centerview discussed with the Board the Teoxane Proposal, the terms of the A&R Merger Agreement governing unsolicited acquisition proposals and the Company’s contractual rights and fiduciary duties with respect to the Teoxane Proposal. After review and discussion, the Revance Board unanimously determined (after consultation with representatives of Skadden and Centerview) that the Teoxane Proposal could reasonably be expected to lead to a Superior Proposal (as that term is defined in the A&R Merger Agreement).

 After the meeting, in accordance with the A&R Merger Agreement, the Company informed Buyer Parties of this determination and of the Company’s intent to participate and engage in discussions and negotiations with Teoxane regarding the Teoxane Proposal and to furnish Teoxane with information pursuant to an Acceptable Confidentiality Agreement (as that term is defined in the A&R Merger Agreement).

ITEM 9.	EXHIBITS

Exhibit No.	Description
99.1	Letter to the Revance Board, dated January 6, 2025, issued by Crown Laboratories Inc.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 8, 2025

Revance Therapeutics, Inc.

By:	/s/ Mark J. Foley

Name:	Mark J. Foley

Title:	President and Chief Executive Officer

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